SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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CONSUMERS BANCORP, INC.

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CONSUMERS BANCORP, INC.
614 East Lincoln Way
P.O. Box 256
Minerva, Ohio 44657

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 15, 2003

To our Shareholders:

Notice is hereby given that the Annual Meeting of Shareholders of Consumers Bancorp, Inc. will be held at the main office of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657 on Wednesday, October 15, 2003, at 9:00 a.m., for the following purposes:

1.   To elect four directors, each to serve for a three-year term expiring in 2006; and

2.   For the transaction of any other business that may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 15, 2003 shall be entitled to notice of and to vote at the meeting and any adjournment thereof.

By Order of the Board of Directors

LAURIE L. MCCLELLAN
Chairman

Minerva, Ohio
September 11, 2003

We urge you to sign and return the enclosed proxy as promptly as possible whether or not you plan to attend the meeting in person. If you attend the meeting and so desire, you may withdraw your proxy by giving a written notice of revocation and vote in person.

TABLE OF CONTENTS

CONSUMERS BANCORP, INC.
614 East Lincoln Way
P.O. Box 256
Minerva, Ohio 44657

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Consumers Bancorp, Inc. (the "Company" or "Consumers Bancorp") for use at the Annual Meeting of Shareholders to be held at the main office of Consumers Bancorp, 614 East Lincoln Way, Minerva, Ohio, on Wednesday, October 15, 2003, at 9:00 a.m.

This Proxy Statement and the accompanying proxy are first being mailed to shareholders on or about September 11, 2003. It is contemplated that solicitation of proxies generally will be by mail. However, officers or employees of Consumers Bancorp or Consumers National Bank, a wholly owned subsidiary of Consumers Bancorp, may also solicit proxies by telephone or facsimile without additional compensation. The costs associated with the solicitation of proxies will be paid by Consumers Bancorp.

Shareholders of record at the close of business on August 15, 2003 are entitled to notice of and to vote at the Annual Meeting. As of August 15, 2003, 2,146,281 Consumers Bancorp common shares, no par value, were issued and outstanding. Each shareholder will be entitled to one vote for each common share on all matters that come before the Annual Meeting.

Proxies solicited by the Board of Directors will be voted in accordance with the instructions given, unless revoked. Where no instructions are provided, all properly executed proxies will be voted (1) **for** the election to the Board of Directors of all nominees for Class III director named in this Proxy Statement; and (2) at the discretion of the holders of the proxies, on such other business that may properly come before the meeting or any adjournment thereof.

The shareholders present in person or by proxy shall constitute a quorum. Abstentions and broker non-votes will be counted in establishing the quorum. A proxy may be revoked at any time before it is voted by written notice to Consumers Bancorp, by submission of a later dated proxy or by voting in person at the meeting. Any written notice revoking a proxy should be sent to Mrs. Theresa Linder, Secretary, Consumers Bancorp, Inc., P.O. Box 256, Minerva, Ohio 44657.

ELECTION OF DIRECTORS

Election of Directors

At present, the Board of Directors consists of ten members. The Board of Directors is divided into three classes, with four directors in Class III with terms expiring in 2003, three directors in Class I with terms expiring in 2004 and three directors in Class II with terms expiring in 2005. The directors in each class are elected for terms of three years so that at each Annual Meeting the term of office of one class of directors expires. Section 5 of the Amended and Restated Articles of Incorporation provides that classes be divided as equally as possible.

The terms of office of Class III directors John P. Furey, Thomas M. Kishman, Steven L. Muckley , and Homer R. Unkefer will expire at the Annual Meeting upon the election of their successors. Messrs. Furey, Kishman, Muckley and Unkefer have been nominated by the Board of Directors to serve as Class III directors for three-year terms that will expire at the 2006 annual meeting upon the election of their successors. Additional information concerning the nominees for director and the directors and executive officers of Consumers Bancorp is provided in the following pages.

The common shares represented by the accompanying proxy will be voted **for** the election of the nominees to serve as directors, unless contrary instructions are indicated on the proxy card. The nominees for director receiving the greatest number of votes will be elected as directors. If the election of directors is by cumulative voting (see page 15), the persons appointed by the accompanying proxy intend to cumulate the votes represented by the proxies they receive and distribute such votes in accordance with their best judgment.

If one or more of the nominees should at the time of the annual meeting be unavailable or unable to serve as a director, the common shares represented by the proxies will be voted to elect the remaining nominees and any substitute nominee or nominees designated by the Board of Directors. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve.

**The Board of Directors recommends that the shareholders vote <u>for</u> the election
of the nominees as Class III directors.**

3

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information as to each person who is a nominee or who currently serves as a director or executive officer of Consumers Bancorp or Consumers National Bank.

Name	Age	Principal Occupations And Employment During Past Five Years	Positions Held with Consumers Bancorp or Consumers National Bank	Served as Director or Officer Since	Term to Expire
Directors and Nominees for Election:					
John P. Furey	51	Corporate President of Furey's Wheel World, Inc., Malvern, Ohio - Automotive retail sales	Director	1995	2003
Thomas M. Kishman	54	Owner of Kishman's IGA, Minerva, Ohio - Grocery retail sales	Director	1995	2003
Steven L. Muckley	48	Chief Executive Officer of Consumers National Bank and Consumers Bancorp, Inc.* CPA/ Partner 415 Group; f.k.a. Arner & Co. (1981-2003)	Director Chief Executive Officer*	2003	2003
Homer R. Unkefer	88	Corporate President of Homer R. Unkefer, Inc. Minerva, Ohio - Retail farm machinery	Director	1965	2003
J.V. Hanna	80	Retired former, service station proprietor	Director	1965	2004
James R. Kiko, Sr.	59	Director of Kiko Auctioneers, Inc., Canton, Ohio - Real estate brokerage & Auction service	Director	1997	2004
Walter J. Young	80	Retired former, proprietor of heavy equipment rebuilding and sales business	Director	1981	2004
Mark S. Kelly	53	President of Consumers National Bank and Consumers Bancorp, Inc.	Director President	1984	2005
Laurie L. McClellan	50	Radiologic Technologist Chairman of Consumers National Bank and Consumers Bancorp, Inc.	Director Chairman	1987	2005
David W. Johnson	43	Corporate President of Summitville Tile, Summitville, Ohio - Tile manufacturing, import and sales	Director	1997	2005

* Steven L. Muckley was appointed by the Board of Directors as Chief Executive Officer of Consumers Bancorp, Inc. and Consumers National Bank effective August 11, 2003.

Name	Age	Principal Occupations And Employment During Past Five Years	Positions Held with Consumers Bancorp or Consumers National Bank	Served as Director or Officer Since	Term to Expire
Non-Director Executive Officers:					
Paula J. Meiler	49	Chief Financial Officer and Treasurer, Consumers National Bank; Comptroller of The Citizens Banking Company (1981-1999)	Chief Financial Officer Treasurer	1999	N/A
Phillip M. Suarez	54	Senior Vice President and Senior Loan Officer of Consumers National Bank; Senior Vice President - Lending Security Dollar Bank (1998-2000); Vice President and Senior Lender of Suburban Bank and Trust (1996-1998)	Senior Vice President and Senior Loan Officer	2000	N/A

THE BOARD OF DIRECTORS AND
ITS COMMITTEES

The Board of Directors conducts its business through meetings of the Board and its committees. Consumers Bancorp held seven Board of Directors meetings in the fiscal year 2003. All directors attended at least 75% of the Consumers Bancorp Board meetings and meetings of committees on which they served. Each member of the Board of Directors of Consumers Bancorp is also a member of the Board of Directors of Consumers National Bank. Consumers National Bank held 17 Board of Directors meetings in the fiscal year 2003.

Directors are compensated for each meeting of the Consumers National Bank Board of Directors and each committee meeting that they attend. Compensation for attendance at a Consumers National Bank Board of Directors meeting is $800 per meeting. Consumers Bancorp has an Audit Committee, Loan Committee, Asset/Liability Committee, Executive/Compensation Committee and Corporate Governance Committee, each of which serves in dual capacity as a committee of Consumers Bancorp and Consumers National Bank. Consumers National Bank also has a Loan Committee and Technology and Services Committee. Committee meeting attendance fees are $100 for the Asset/Liability, Audit and Technology & Services Committees and $200 for the Executive/Compensation Committee. Loan Committee members received a meeting attendance fee of $100 through May 2003 changing to a $300 monthly retainer fee effective June 2003. Directors were paid a total of $199,850 for all Board and committee meetings attended during the fiscal year ended June 30, 2003. Directors are given a year-end bonus equal to $2000 plus $100 for each year of service on the Board. A special $1,000 bonus is given to directors who have served on the Board for at least 20 years.

The Audit Committee is comprised of Mr. Furey, Mr. Kishman, Mr. Hanna, Mr. Kiko and Mr. Young, with Mr. Kishman serving as Chairperson. Messrs Furey, Hanna, Kishman, Kiko and Young are "independent" as defined by the NASD listing standards. During fiscal year 2003, the Audit Committee met 11 times. The oversight functions of the Audit Committee are to review all internal and external audit functions, evaluate and recommend appointment of Consumers Bancorp's independent auditors, and review the adequacy of Consumers Bancorp's system of internal audit control and processes. The Audit Committee adopted a written charter on August 28, 2001, which was attached as Appendix A to the Proxy Statement of Consumers Bancorp filed September 17, 2001. The Report of the Audit Committee is on page 14 of this Proxy Statement.

The Loan Committee is comprised of Mr. Furey, Mr. Hanna, Mr. Kelly, Mr. Kiko, Ms. McClellan, Mr. Muckley and Mr. Young. The Loan Committee reviews loan requests, including exceptions and loans exceeding an individual loan officer's authority. Mr. Kelly is the chairperson of the Committee. The Loan Committee met 46 times during the fiscal year 2003.

The Executive/Compensation Committee, reviews various executive compensation areas and Board organization issues. This committee is comprised of Mr. Furey, Mr. Hanna, Ms. McClellan, and Mr. Young. Ms. McClellan is the chairperson of the Executive Committee. The Compensation Committee is a subcommittee of the Executive Committee. Mr. Furey is the Chairperson of the Compensation Committee. The Executive Committee held 16 meetings during the fiscal year 2003.

The Asset/Liability Committee, is comprised of Mr. Hanna, Mr. Kishman, Mr. Muckley and Ms. McClellan. The Asset Liability Committee reviews Consumers National Bank's investment strategy and portfolio. Mr. Hanna is the chairperson of the Asset/Liability Committee. During the fiscal year 2003, the Asset/Liability Committee met four times.

The Technology & Services Committee is comprised of various management and support personnel with the following directors as members: Mr. Furey, Mr. Kelly, Mr. Kishman, Ms. McClellan, and Mr. Muckley. The function of the committee is to review products, technical developments, and equipment purchases. Mr. Furey is the chairperson of the committee. During the fiscal year 2003, the Technology & Services Committee met 11 times.

The Corporate Governance Committee is comprised of Mr. Johnson, Mr. Kiko, Mr. Kishman and Ms. Meiler. Mr. Johnson is the chairperson of the committee. During the fiscal year 2003, the Corporate Governance Committee met three times. Consumers Bancorp has long followed, both formally and informally, corporate governance principles designed to assure that the Board of Directors, through its membership, composition and committee structure, is able to provide informed, competent and independent oversight of the Company. In light of the enactment of the Sarbanes-Oxley Act and the on-going public discourse over the governance of modern American companies, the Corporate Governance Committee has actively been reviewing Consumers Bancorp's corporate governance policies and committee charters to assure that the Board of Directors meets its responsibilities to its shareholders and the investing public. As part of this process, the Board of Directors has been reviewing the composition of its committees and qualifications of the members of those committees and will be implementing any necessary reforms to ensure that the Board of Directors can continue to fulfill its important oversight responsibilities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of securities, such as common shares, if such person has or shares voting power or investment power in respect of such securities. Information is provided below about each person known to Consumers Bancorp to be the beneficial owner of more than 5% of its outstanding common shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Percent of Common Shares
Laurie L. McClellan	442,110	20.60%
28 Tepee Drive Minerva, Ohio 44657		
J.V. Hanna	142,290	6.63%
208 Lindimore Street Minerva, Ohio 44657		

*This column includes shares owned by or jointly with family members or trusts, including 412,099 of Ms. McClellan's shares and 34,858 of Mr. Hanna's shares.

Security Ownership of Management

The following table shows the beneficial ownership of Consumers Bancorp common shares as of June 30, 2003 for each nominee, director and executive officer of Consumers Bancorp and for all nominees, directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Percent of Common Shares
John P. Furey	47,314	2.20%
8050 Avalon Rd. NW, Malvern, Ohio 44644		
J.V. Hanna	142,290	6.63%
208 Lindimore, Minerva, Ohio 44657		
David W. Johnson	14,372	.67%
570 Highland Ave., Salem, Ohio 44460		
Mark S. Kelly	18,934	.88%
10063 Linden Rd., Minerva, Ohio 44657		
James R. Kiko, Sr.	6,088	.28%
811 Fox Ave. SE, Paris, Ohio 44669		
Thomas M. Kishman	11,501	.54%
525 W. Lincoln Way, Minerva, Ohio 44657		
Laurie L. McClellan	442,110	20.60%
28 Tepee Dr., Minerva, Ohio 44657		
Steven L. Muckley	1,000	.05%
2501 Ironstone NE, Canton, OH 44705		
Homer R. Unkefer	33,252	1.55%
P. O. Box 87, Minerva, Ohio 44657		
Walter J. Young	70,000	3.26%
120 Manito Trail, Malvern, Ohio 44644		
Paula Meiler	2,064	.10%
30186 Mountz Rd., Salem, Ohio 44460		
Phillip Suarez	1,200	.06%
1472 Manor Drive, Salem, OH 44460		
All directors, nominees and executive officers as a group (12 persons)	790,125	36.81%

*This column includes shares owned by or with family members or trusts, including 31,318 of Mr. Furey's shares; 34,858 of Mr. Hanna's shares; 234 of Mr. Kelly's shares; 3,250 of Mr. Kiko's shares; 5,501 of Mr. Kishman's shares; 412,099 of Ms. McClellan's shares; 16,626 of Mr. Unkefer's shares; 65,248 of Mr. Young's shares and 1,200 of Mr. Suarez's shares.

EXECUTIVE COMPENSATION

The following table shows the cash compensation and certain other compensation paid or accrued by Consumers Bancorp or the Consumers National Bank for the fiscal years ended June 30, 2003, 2002 and 2001 to Mark S. Kelly, President of Consumers Bancorp and Consumers National Bank and for the fiscal year ended June 30, 2003 and 2002 to Paula J. Meiler, Chief Financial Officer and Treasurer. No other executive officer of Consumers Bancorp or Consumers National Bank received compensation for services to Consumers Bancorp or Consumers National Bank during the last three fiscal years in excess of $100,000.

Summary Compensation Table

| | | | | | Long-term Compensation | | |
| | | | | | Awards | | Payouts |
Name and Principal Position	Year	Salary/($)	Other Annual Comp.($)	Restricted Stock Awards	Securities Underlying Options SAR(s)($)	LTIP Payouts ($)	Other Compensation ($)
Mark S. Kelly	2003	163,429	250	—	—	—	23,906[1]
(President and)	2002	175,124	29,250	—	—	—	22,533[2]
Chief Executive Officer*)	2001	170,180	24,250	—	—	—	19,557[3]
Paula J. Meiler	2003	95,275	18,040	—	—	—	4,803[4]
(Chief Financial Officer and	2002	88,276	14,092	61	—	—	4,071[5]
Treasurer)							

1 Represents amounts contributed to Mr. Kelly in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust and also includes $15,000 earned in connection with service as director, $286 for the year provided as a car allowance and $2,039 in other compensation.

2 Represents amounts contributed to Mr. Kelly in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust and also includes $14,100 earned in connection with service as a director, $461 for the year provided as a car allowance and $1,344 in other compensation.

3 Represents amounts contributed to Mr. Kelly in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust and also includes $13,200 earned in connection with service as a director, $521 for the year provided as a car allowance and $166 in other compensation.

4 Represents amounts contributed to Ms. Meiler in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust.

5 Represents amounts contributed to Ms. Meiler in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust and $287 in other compensation.

* Mark S. Kelly served as Chief Executive Officer through April 9, 2003. On August 11, 2003, Steven L. Muckley became Chief Executive Officer.

DEFINED CONTRIBUTION PLAN

Under the Consumers National Bank 401(k) Savings and Retirement Plan & Trust (the "401(k) Plan") as in effect during the fiscal year ended June 30, 2003, the Consumers National Bank's Board of Directors has the discretion and authority to determine the amount to be contributed to the 401(k) Plan. The 401(k) Plan is administered by Consumers National Bank. Each participant in the 401(k) Plan has credited to his or her benefit account a maximum of 4.0% of his or her annual salary, provided he or she has voluntarily contributed a like amount. The 401(k) Plan states that each participant shall be fully vested in the 401(k) Plan immediately upon contribution. Benefits under the 401(k) Plan cannot be estimated for the participants because the benefits are based upon future earnings of the Consumers National Bank and future compensation of the participants. Part of the funds in the 401(k) Plan are vested in the participants in accordance with the 401(k) Plan. An eligible participant is one who has completed one year of service, works 1,000 hours per year, and has attained the age of 21. At the time of retirement, death, disability or other termination of employment, a participant is eligible to receive a distribution of all vested amounts credited to his or her account in either a single lump sum payment or a series of substantially equal installment payments over a period not longer than the joint life expectancy of the participant and beneficiary. The aggregate total of participant contributions and matching contributions of Consumers National Bank on behalf of Mark S. Kelly for the fiscal year 2003 was $13,162 and the total for Paula J. Meiler was $9,032. The trustees of the 401(k) Plan are Mark S. Kelly and Laurie L. McClellan.

SALARY CONTINUATION PROGRAM

In September 1995, the Board of Directors of Consumers National Bank adopted a salary continuation program (the "Plan") to encourage Consumers National Bank executives to remain employees of Consumers National Bank. Pursuant to the Plan, salary continuation agreements ("Agreements") were thereafter entered into between Consumers National Bank and certain executives. The Agreements provided such executives with 180 months of lifetime (and, in the event of the executive's death, surviving spouse) salary continuation payments equal to a percentage of an executive's final pay (consisting of base salary reduced for other benefit programs of Consumers National Bank in which the executive participates) commencing upon the first day of the month following the executive's termination of employment (other than termination for cause or suicide within two years of the date of the Agreement or any material misstatement of fact by the executive on any application for life insurance purchased by Consumers National Bank). Pursuant to the Agreements, the amount of base pay was limited to the lesser of the preceding year's annual base salary prior to termination of employment or the annual base salary at the inception of the Agreement with the executive plus 3.5% annual inflation. Vesting under the Agreements commenced at age 50 and was prorated until age 65. In 2001, several of the Agreements were amended and restated to reflect change in the Plan (approved by the Board of Directors) (the "Amended Agreements"). In consideration of executives entering into noncompetition, nonsolicitation and confidentiality agreements with Consumers National Bank, Consumers National Bank entered into the Amended Agreements with such executives. The Amended Agreements provide enhancements to the salary continuation benefits under the Agreements such as fully vested salary continuation benefits upon termination of employment following a change in control of Consumers National Bank; the use of three year average of total W-2 compensation to determine final pay upon which salary continuation benefits are based; the elimination of reductions in final pay for other Consumers National Bank benefit programs; and the crediting of interest at an annual rate of 7.5 percent, compounded monthly, on the unpaid balance of the 180 equal monthly salary continuation payments for early termination benefits prior to age 65 for reasons other that death, disability, or change of control. For the year ended June 30, 2003, approximately $114,000 has been charged to expense in connection with the Plan.

Under the Plan, Mr. Kelly is due to receive an annual benefit of 53% of "Final Pay" and Ms. Meiler will receive 48% of "Final Pay". "Final Pay" is defined under the Plan as the average of reported total pay (W-2 compensation) paid to the Executive of the Company for the last three (3) full calendar years prior to the Executive's 65th birthday. Based on Mr. Kelly's average total pay during the last three years, his estimated annual benefits upon retirement age would be $116,113. Based on Ms. Meiler's average total pay during the last two years, her estimated annual benefits upon retirement age would be $93,192.

EXECUTIVE/COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

The Executive/Compensation Committee is comprised of three non-employee directors and the Chairman of the Board. The Committee members are Mr. Furey, Mr. Hanna, Ms. McClellan, and Mr. Young. Mr. Furey is chairperson of the Compensation Committee. The Board of Directors has delegated to the committee responsibility for the oversight and administration of compensation of the Company. The Committee utilized an independent compensation consulting firm to advise the Company on matters of incentive compensation for 2003.

Compensation Policies

The Committee has adopted a performance-driven compensation philosophy, which seeks to directly tie pay to individual results as well as contributions toward team and organizational results. Organizational results are measured in terms of achieving both current and long-term strategic objectives, as established by the Board of Directors from time-to-time. The intended result of this tying is the alignment of management's interests with those of the Company's shareholders.

The company's compensation program includes the following core components: base salary, annual cash incentive, and long-term compensation. The Committee manages all three components on an integrated basis to achieve the following objectives: to attract and retain highly qualified management and to provide short-term incentive compensation that varies directly with the Company's financial performance.

Base Salary

Base salaries for executive management are established annually. The Committee also considers the recommendations of the Chief Executive Officer as to the parameters for annual salary adjustments for all employees, to assure that salaries are competitively established. Salary ranges are determined for each executive position, based upon peer group survey data comprised of reasonably comparable bank holding companies.

Annual Incentive Compensation

Incentive compensation awards play a key role in implementing the Company's strategy of attracting and retaining qualified executive officers by rewarding quality performance. The Company's annual cash incentive compensation is based on the Company's short-term performance as measured by certain financial ratios tied to the Company's strategic objectives.

Long-term Compensation

Long-term compensation includes the Company's contributions under the 401(k) Plan and Salary Continuation Program.

Chief Executive Officer's Compensation

The Committee established Mr. Kelly's base salary for 2003 at $150,000 after considering factors such as the Company's financial performance as measured by earnings performance targets and the achievement of the Company's strategic objectives. Using similar criteria, the Committee established Mr. Kelly's annual cash incentive opportunity at a range of 9% to 45% of base salary.


Mr. Furey
Mr. Hanna
Ms. McClellan
Mr. Young



**EXECUTIVE/COMPENSATION COMMITTEE
INTERLOCKS AND INSIDER PARTICIPATION**


Ms. Laurie L. McClellan, the Company's Chairman served on the Executive/Compensation Committee during the fiscal year ended June 30, 2003. Ms. McClellan, in serving on the Executive/Compensation Committee, did not participate in discussions or decision-making relative to her own compensation. Mr. Hanna and Mr. Young were formerly officers of the Company from October 1991 to November 2002.


11


**Performance Graph**

Set forth below is a line graph comparing the yearly change in the cumulative total shareholder return on Consumers Bancorp's Common Stock against the cumulative return of the Nasdaq Banks Index and the S&P Index for the period of four fiscal years commencing October 30, 1999 and ended June 30, 2003. *(1)* Consumers Bancorp began trading on the Over The Counter Bulletin Board during October 1999 under the symbol CBKM.OB.



	1999	2000	2001	2002	2003
CBKM.OB	$100	$123	$143	$177	$188
Nasdaq Banks Index	100	83	112	128	131
S&P Index	100	107	90	73	72

(1) Assumes that the value of the investment in Consumers Bancorp's Common Stock, the Nasdaq Banks Index and the S&P Index were $100 on October 30, 1999 and that all dividends were reinvested.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 furnished to Consumers Bancorp during the fiscal year ended June 30, 2003, no director, officer, beneficial owner of more than ten percent of its outstanding common shares, or any other person subject to Section 16 of the Exchange Act, failed to file on a timely basis during the fiscal year ended June 30, 2003, with the exception of one Form 4 for Ms. McClellan (with respect to the disposition of common shares), one Form 4 for Ms. Meiler (with respect to acquisition of common shares) and one Form 3 for Mr. Suarez (with respect to initial acquisition of common shares).

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Directors and executive officers of Consumers Bancorp and Consumers National Bank and their associates were customers of, or had transactions with, Consumers Bancorp or Consumers National Bank in the ordinary course of business during fiscal year ended June 30, 2003. Continued transactions with these persons may be expected to take place in the future. In the ordinary course of business, loans are made to officers and directors on substantially the same terms as those prevailing at the same time for comparable transactions with unrelated third parties. Such loans do not, and will not, involve more than the normal risk of collectability or present other unfavorable features.

Mr. Kiko, a director, is a real estate auctioneer and, in the ordinary course of business, Consumers Bancorp and Consumers National Bank have retained the services of Mr. Kiko in the past to liquidate property and may continue to retain him in the future.

The SEC rules require disclosure of any family relationship among directors and executive officers. Mr. Kiko, director, is first cousin to Jan Kishman, spouse of director, Mr. Kishman.

INDEPENDENT PUBLIC ACCOUNTANTS

Based on recommendation of the Audit Committee, the Board of Directors has engaged the accounting firm of Crowe Chizek & Company LLC to serve as independent auditors for Consumers Bancorp for the fiscal year ending June 30, 2004. Crowe Chizek & Company LLC has served as independent auditors for Consumers Bancorp since 1999. One or more representatives of Crowe Chizek & Company LLC are expected to be present at the Annual Meeting of Shareholders and will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

13

AUDIT COMMITTEE REPORT

Consumers Bancorp's Audit Committee has reviewed and discussed with management the audited financial statements for the fiscal year ended June 30, 2003. In addition, the Audit Committee has discussed with Crowe Chizek & Company LLC, the independent auditing firm for Consumers Bancorp, the matters required by Statements on Auditing Standards No. 61, *Communications with Audit Committees*.

The Audit Committee has also received written disclosures from Crowe Chizek & Company LLC required by Independence Standards Board Standard No. 1, and have discussed with Crowe Chizek & Company LLC its independence from Consumers Bancorp.

Based on the foregoing discussions and reviews, the Audit Committee has recommended to Consumers Bancorp's Board of Directors that the audited financial statements be included in Consumers Bancorp's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 for filing with the Securities and Exchange Commission.

> Mr. Hanna
> Mr. Kiko
> Mr. Kishman
> Mr. Furey
> Mr. Young

Audit Fees

Crowe Chizek & Company LLC billed Consumers Bancorp, Inc. aggregate fees of $37,600 for the audit of Consumers Bancorp's annual financial statements and for reviews of the financial statements included in Consumers Bancorp's Forms 10-Q, all for the fiscal year ended June 30, 2003.

Financial Information Systems Design and Implementation Fees

For the fiscal year ended June 30, 2003, Crowe Chizek & Company LLC did not provide financial information systems design and implementation services to Consumers Bancorp.

All Other Fees

For the fiscal year ended June 30, 2003, Crowe Chizek & Company LLC billed $52,663 in fees for all services other than those described above. The Audit Committee has considered whether the provision of these other services is compatible with maintaining Crowe Chizek & Company LLC's independence.

2004 SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the 2004 Annual Meeting of Shareholders and who wishes to have the proposal included in Consumers Bancorp's proxy statement and form of proxy for that meeting must deliver the proposal to Consumers Bancorp at its executive offices, 614 East Lincoln Way, Minerva, OH 44657, not later than May 8, 2004.

Shareholders desiring to nominate a candidate for election as a director at the 2004 Annual Meeting of Shareholders other than for inclusion in Consumers Bancorp's proxy statement and form of proxy must deliver written notice to the Secretary of Consumers Bancorp, at its executive offices, 614 East Lincoln Way, Minerva, Ohio 44657, not later than September 5, 2004 or such nomination will be untimely. Consumers Bancorp reserves the right to exercise discretionary voting authority on the nomination if a shareholder has failed to submit the nomination by September 5, 2004.

Any shareholder who intends to present a proposal, other than as set forth above, at the 2004 Annual Meeting of Shareholders other than for inclusion in Consumers Bancorp's proxy statement and form of proxy must deliver the proposal to Consumers Bancorp at its executive offices, 614 East Lincoln Way, Minerva, OH 44657, not later than July 26, 2004 or such proposal will be untimely. Consumers Bancorp reserves the right to exercise discretionary voting authority on the proposal if a shareholder has failed to submit the proposal by July 26, 2004.

ANNUAL REPORT

A copy of Consumers Bancorp's Annual Report to Shareholders for the fiscal year ended June 30, 2003 is being mailed to each shareholder with this Proxy Statement.

Upon written request of any shareholder of record of Consumers Bancorp, Consumers Bancorp will provide, without charge, a copy of its Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission, for the fiscal year ended June 30, 2003. All requests must be in writing and directed to Mrs. Theresa Linder, Secretary, Consumers Bancorp, P.O. Box 256, Minerva, Ohio 44657.

OTHER BUSINESS

The Board of Directors is not aware of any business to be addressed at the meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that the common shares represented by proxies will be voted with respect thereto in accordance with the judgment of the person or persons voting the proxies.

MISCELLANEOUS

Under the General Corporation Law of Ohio, if a shareholder desires cumulative voting for election of the directors, then the shareholder must provide written notice to the President or the Secretary of Consumers Bancorp not less than 48 hours before the time fixed for holding the Annual Meeting. Upon announcement of this notice at the Annual Meeting, each shareholder will have cumulative voting rights. Cumulative voting means that each shareholder may cast as many votes in the election of directors as the number of directors to be elected multiplied by the number of shares held. The votes may be cast for one nominee or distributed among as many nominees as the shareholder desires.

At this time it is not known whether there will be cumulative voting for the election of directors at the meeting. If the election of directors is by cumulative voting, the persons appointed by the accompanying proxy intend to cumulate the votes represented by the proxies they receive and distribute such votes in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS

Laurie L. McClellan, Chairman   Steven L. Muckley, Chief Executive Officer

September 11, 2003

CONSUMERS BANCORP, INC.
614 East Lincoln Way
P.O. Box 256
Minerva, Ohio 44657

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS

October 15, 2003

This Proxy is solicited on behalf of the Board of Directors.

The undersigned shareholder of Consumers Bancorp, Inc., 614 East Lincoln Way, Minerva, Ohio, hereby appoints Theresa Linder, Paula Meiler and Dave Ingley, or any one of them (each with full power to act alone), as attorneys and proxies for the undersigned, with full power of substitution, to vote all common shares of Consumers Bancorp, Inc. that the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on Wednesday, October 15, 2003 at 9:00 a.m., or at any and all adjournments thereof, with all the powers the undersigned would possess if personally present, such proxies being directed to vote as specified below:

Unless otherwise indicated, the proxies will vote **FOR** the Proposal

Proposal :   To elect the following nominees to the Board of Directors for three-year terms expiring in 2006:

John P. Furey
Thomas M. Kishman
Steven L. Muckley
Homer R. Unkefer

[ ]   FOR the election of all nominees

[ ]   FOR, EXCEPT WITHHOLD AUTHORITY to vote for the following nominees:

_____

[ ]   WITHHOLD AUTHORITY for all nominees

Other Business:

In their discretion, the proxies are authorized to vote upon such other business that may properly come before the meeting or any and all adjournments thereof.

Date: _____, 2003   _____
                                        Signature

                                        _____
                                        Signature, if jointly held

                                        _____
                                        Print your name(s) here

                                        _____

Note: The signature(s) on this proxy should correspond with the name(s) in which your shares are registered. When shares are registered jointly in the names of two or more persons, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. A proxy given by a corporation should be signed in the corporate name by the Chairman of its Board of Directors, its President, Vice President, Secretary or Treasurer.

Please mark, sign, date and return this proxy card promptly using the enclosed envelope.